Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-257510

April 5, 2023

REALTY INCOME CORPORATION

PRICING TERM SHEET

4.700% Notes due 2028

4.900% Notes due 2033

This free writing prospectus relates only to the securities described below and should be read together with Realty Income Corporation’s preliminary prospectus supplement dated April 5, 2023 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated June 29, 2021 (the “Prospectus”) and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Realty Income Corporation (the “Company”)

Securities:	4.700% Notes due 2028 (the “2028 notes”) 4.900% Notes due 2033 (the “2033 notes”)

The 2028 notes and the 2033 notes (collectively, the “notes”) will each constitute a separate series of the Company’s debt securities under the indenture governing the notes.

Anticipated Rating:*	A3 by Moody’s Investors Service, Inc. (stable outlook) A- by Standard & Poor Global Ratings (stable outlook)

Trade Date:	April 5, 2023

Expected Settlement Date:	April 14, 2023 (T+6)

Delayed Settlement:	The Company expects that the delivery of the notes will be made against payment therefor on or about the settlement date specified above, which will be the sixth business day following the date of this pricing term sheet. Under rules of the U.S. Securities and Exchange Commission (the “SEC”), trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes before the second business day prior to the settlement date specified above will be required, by virtue of the fact that the normal settlement date for that trade would occur prior to the closing date for the issuance of the notes, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.

Net Proceeds:	Approximately $977.4 million after deducting the underwriting discounts but before deducting other estimated expenses payable by the Company.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Use of Proceeds:	The Company intends to use the net proceeds from this offering for general corporate purposes, including but not limited to, the repayment or repurchase of the Company’s indebtedness (including borrowings under the Company’s revolving credit facility or commercial paper programs), foreign currency or interest rate swaps or other hedging instruments, the development and acquisition of additional properties and other acquisition or business combination transactions, and the expansion and improvement of certain properties in the Company’s portfolio. For information concerning potential conflicts of interest that may arise from the use of proceeds to repay borrowings under the Company’s revolving credit facility and commercial paper programs or other indebtedness, see “Underwriting (Conflicts of Interest)—Other Relationships” and “Underwriting (Conflicts of Interest)—Conflicts of Interest” in the Preliminary Prospectus Supplement.

Principal Amount:	2028 notes: $400,000,000 2033 notes: $600,000,000

Maturity Date:	2028 notes: December 15, 2028 2033 notes: July 15, 2033

Interest Rate:	2028 notes: 4.700% per annum, accruing from April 14, 2023 2033 notes: 4.900% per annum, accruing from April 14, 2023

Interest Payment Dates:	2028 notes: June 15 and December 15, commencing December 15, 2023 (long first coupon)
2033 notes: January 15 and July 15, commencing January 15, 2024 (long first coupon)

Price to Public:	2028 notes: 98.949%, plus accrued interest, if any 2033 notes: 98.020%, plus accrued interest, if any

Spread to Benchmark Treasury:	2028 notes: +155 basis points 2033 notes: +185 basis points

Benchmark Treasury:	2028 notes: 3.625% due March 31, 2028 2033 notes: 3.500% due February 15, 2033

Benchmark Treasury Price/Yield:	2028 notes: 101-06 ¼ / 3.362% 2033 notes: 101-22 / 3.298%

Reoffer Yield:	2028 notes: 4.912% 2033 notes: 5.148%

Optional Redemption:	Prior to November 15, 2028 (one month prior to their maturity date) (the “2028 notes Par Call Date”), the Company may redeem the 2028 notes, and prior to April 15, 2033 (three months prior to their maturity date) (the “2033 notes Par Call Date”), the Company may redeem the 2033 notes, in each case, at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest on the notes of such series to be redeemed discounted to the redemption date (assuming the notes matured on the 2028 notes Par Call Date, in the case of the 2028 notes, or on the 2033 notes Par Call Date, in the case of the 2033 notes) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as such term is defined under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement) plus 25 basis points, in the case of the 2028 notes, and 30 basis points, in the case of the 2033 notes, less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the notes of the applicable series to be redeemed,

plus, in either case, accrued and unpaid interest on the notes of the applicable series to be redeemed to the redemption date.

On or after the 2028 notes Par Call Date, in the case of the 2028 notes, or on or after the 2033 notes Par Call Date, in the case of the 2033 notes, the Company may redeem the notes of the applicable series, at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes of such series being redeemed plus accrued and unpaid interest on the notes of the applicable series to be redeemed to the applicable redemption date.

See the information under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption of the notes.

CUSIP/ISIN:	2028 notes: 756109 BS2 / US756109BS20 2033 notes: 756109 BT0 / US756109BT03

Underwriters

Joint Book-Running Managers:	Wells Fargo Securities, LLC
Barclays Capital Inc.
BNP Paribas Securities Corp. Goldman Sachs & Co. LLC TD Securities (USA) LLC BBVA Securities Inc.
BofA Securities, Inc. Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC Mizuho Securities USA LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc.
U.S. Bancorp Investments, Inc.

Co-Lead Managers:	BNY Mellon Capital Markets, LLC PNC Capital Markets LLC
Regions Securities LLC Truist Securities, Inc.

Senior Co-Managers:	BMO Capital Markets Corp. Citizens Capital Markets, Inc. Huntington Securities, Inc.

Co-Managers:	UBS Securities LLC Comerica Securities, Inc.
Samuel A. Ramirez & Company, Inc. Moelis & Company LLC.
Academy Securities, Inc.
R. Seelaus & Co., LLC.

An affiliate of BNY Mellon Capital Markets, LLC, one of the underwriters, is the trustee under the indenture governing the notes.

Comerica Securities, Inc., a Financial Industry Regulatory Authority, Inc. member, is paying a referral fee to an affiliated entity, Comerica Bank, which is a lender under the Company’s $4.25 billion revolving credit facility and $250.0 million term loan facility.

Associated Investment Services, Inc. (AIS), a Financial Industry Regulatory Authority, Inc. member and a subsidiary of Associated Banc-Corp, is being paid a referral fee by Samuel A. Ramirez & Company, Inc. A subsidiary of Associated Banc-Corp is a lender under the Company’s $4.25 billion revolving credit facility and $250.0 million term loan facility.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Wells Fargo Securities, LLC by telephone (toll free) at 1-800-645-3751, Barclays Capital Inc. by telephone (toll free) at 1-888-603-5847, BNP Paribas Securities Corp. by telephone (toll free) at 1-800-854-5674, Goldman Sachs & Co. LLC by telephone (toll free) at 1-866-471-2526 or TD Securities (USA) LLC by telephone (toll free) at 1-855-495-9846.

No PRIIPs or UK PRIIPs KID – No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

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